Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

Christopher D. Menconi

Partner

+1.202.373.6173

cmenconi@morganlewis.com

January 23, 2017

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	World Currency Gold Trust
Amendment No. 6 to Registration Statement on Form S-1
Filing Date: January 20, 2017
File No. 333-206640

Dear Ms. McManus:

This letter is submitted by World Currency Gold Trust (the “Registrant”) in response to comments that Jennifer Monick provided to the undersigned today via telephone relating to the above-referenced filing by the Registrant. Concurrently with the submission of this letter, the Registrant is filing Amendment No. 7 to its Form S-1 via EDGAR (the “Registration Statement”). Set forth below in italics are the Staff’s oral comments, together with the Registrant’s responses. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

Statement of Financial Condition, page F-3

1.	We note your response to comment 4 of our comment letter dated January 19, 2017. We continue to believe that you should revise the filing to include audited financial statements for the Trust.

RESPONSE: The filing has been revised to include audited financial statements for the Trust.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

Notes to the Statement of Financial Condition, page F-6

2.	Please revise Note 5 to disclose the terms of redemption; specifically, please disclose any rights the Fund has to suspend or reject redemption requests.

RESPONSE: Note 5 has been revised to include the requested information.

***

If you should have any questions, please do not hesitate to contact the undersigned at (202) 373-6173.

Very truly yours,

/s/ Christopher D. Menconi
Christopher D. Menconi

cc:	Gregory S. Collett, WGC USA Asset Management Company, LLC
Mr. Daniel Gordon, U.S. Securities and Exchange Commission
Ms. Jennifer Monick, U.S. Securities and Exchange Commission
Rahul Patel, Esq., U.S. Securities and Exchange Commission